

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2018

Andrew Anagnost
Chief Executive Officer
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

  Re: Autodesk, Inc.
   Form 10-K for the Fiscal Year Ended January 31, 2018
   Filed March 22, 2018
   Form 10-Q for the Quarterly Period Ended April 30, 2018
   Filed June 8, 2018
   File No. 000-14338

Dear Mr. Anagnost:

  We have reviewed your November 6, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2018 letter.

Form 10-Q for the Quarterly Period Ended April 30, 2018

Note 3. Revenue Recognition, page 10

1. We note your response to prior comment 1. With a specific focus on your AutoCAD and AutoCAD LT product subscriptions (collectively "AutoCAD"), please tell us how you concluded that the promise to transfer the AutoCAD desktop application is not separately identifiable from the promise to transfer AutoCAD cloud services in accordance with ASC 606-10-25-21.Within your response please discuss, at a minimum:

  • The specific functionalities that reside within the cloud services of AutoCAD and are incremental to the AutoCAD desktop application, with a focus on the specific functionalities that were significant to the Company's conclusion that the AutoCAD desktop application is not distinct from the AutoCAD cloud services. Additionally, please describe the extent to which these specific AutoCAD cloud service functionalities are incremental to similar functionalities, if any, in the AutoCAD desktop application.

- How the specific AutoCAD cloud service functionalities interact with and/or are integrated with the AutoCAD desktop application.

- How you determined that the nature of the promise, in the context of the contract, is to transfer the combined item to which the AutoCAD desktop application and the AutoCAD cloud services are inputs (for example, how each of the AutoCAD desktop application and the AutoCAD cloud services significantly affects the other's utility to the customer and therefore the customer's ability to derive its intended benefit from the contract depends on the Company transferring both the AutoCAD desktop application and the AutoCAD cloud services). Consider whether one or more examples would be helpful to illustrate this point.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services